Exhibit 99.2
KAMADA LTD.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2014

KAMADA LTD.

CONSOLIDATED BALANCE SHEETS

	As of March 31,		As of December 31,
	2014	2013	2013
	Unaudited		Audited
	In thousands
Current Assets
Cash and cash equivalents	$33,314	$22,641	$59,110
Short-term investments	38,811	10,395	15,067
Trade receivables	12,592	9,177	17,882
Other accounts receivables	3,284	2,860	3,694
Inventories	28,614	23,743	21,933

	116,615	68,816	117,686
Non-Current Assets
Long-term inventories	-	238	-
Property, plant and equipment, net	21,384	19,289	21,443
Other long-term assets	262	208	250

	21,646	19,735	21,693

	138,261	88,551	139,379
Current Liabilities
Short term credit and Current maturities of convertible debentures	8,678	5,494	8,718
Trade payables	16,321	12,693	14,093
Other accounts payables	3,750	3,301	4,313
Deferred revenues	5,431	9,603	5,454

	34,180	31,091	32,578

Non-Current Liabilities
Convertible debentures	7,686	19,503	7,498
Employee benefit liabilities, net	801	738	827
Deferred revenues	7,683	10,493	8,506

	16,170	30,734	16,831
Equity
Share capital	9,201	7,220	9,201
Share premium	157,117	97,185	157,100
Conversion option in convertible debentures	2,217	3,794	2,218
Capital reserve due to translation to presentation currency	(3,490)	(3,490)	(3,490)
Capital reserve from hedges	87	188	156
Capital reserve from available for sale financial assets	12	-	(27)
Capital reserve from share-based payments	6,266	4,696	5,189
Capital reserve from employee benefits	(129)	(141)	(129)
Accumulated deficit	(83,370)	(82,726)	(80,248)
	87,911	26,726	89,970

	$138,261	$88,551	$139,379

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

Consolidated Statements of Comprehensive Income (loss)

	For the Year Ended March 31		Year ended December 31
	2014	2013	2013
	Unaudited		Audited
	In thousands

Revenues from proprietary products	$7,421	$8,060	$50,658
Revenues from distribution	5,766	4,536	19,965

Total revenues	13,187	12,596	70,623

Cost of revenues from proprietary products	5,003	4,562	27,104
Cost of revenues from distribution	4,922	3,839	17,112

Total cost of revenues	9,925	8,401	44,216

Gross profit	3,262	4,195	26,407

Research and development expenses	3,365	3,730	12,745
Selling and marketing expenses	647	513	2,100
General and administrative expenses	1,957	1,256	7,862
Operating income (loss)	(2,707)	(1,304)	3,700

Financial income	243	86	289
Income (expense) in respect of currency exchange and translation differences and derivatives instruments, net	39	62	(369)
Financial expense	(674)	(855)	(3,153)
Income (loss) before taxes on income	(3,099)	(2,011)	467
Taxes on income	23	24	24

Net Income (loss)	(3,122)	(2,035)	443

Other Comprehensive Income (loss):
Items that may be reclassified to profit or loss in subsequent periods:
Net gain (loss) on available for sale financial assets	39		(27)
Net gain (loss) on cash flow hedge	(69)	(41)	12
Items that will not be reclassified to profit or loss in subsequent periods:
Actuarial net gain of defined benefit plans	-	-	(73)

Total comprehensive income (loss)	$(3,152)	$(2,076)	$355

Income (loss) per share attributable to equity holders of the Company:

Basic income (loss) per share	$(0.09)	$(0.07)	$0.01

Diluted income (loss) per share	$(0.09)	$(0.07)	$0.01

The accompanying Notes are an integral part of the Consolidated Financial Statements

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital		Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2014	$9,201		$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970
Net loss	-		-	-	-	-	-	-	-	(3,122)	(3,122)

Other comprehensive income (loss)	-		-	-	39	-	(69)	-	-	-	(30)
Total comprehensive income (loss)	-		-	-	39		(69)			(3,122)	(3,152)
Conversion of convertible debentures into shares	(*	)	8	(1)	-	-	-	-	-	-	7
Forfeiture of options	-		9	-	-	-	-	(9)	-	-	-
Cost of share-based payment	-		-	-	-	-	-	1,086	-	-	1,086
Balance as of March 31, 2014	$9,201		$157,117	$2,217	$12	$(3,490)	$87	$6,266	$(129)	$(83,370)	$87,911

 (*) Represents an amount lower than $1

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Unaudited
	In thousands
Balance as of January 1, 2013	$7,204	$96,874	$3,794	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net loss	-	-	-	-	-	-	-	(2,035)	(2,035)

Other comprehensive loss	-	-	-	-	(41)	-	-	-	(41)
Total comprehensive loss	-	-	-		(41)			(2,035)	(2,076)

Exercise of warrants into shares	16	311	-	-	-	(131)	-	-	196
Cost of share-based payment	-	-	-	-	-	213	-	-	213
Balance as of March 31, 2013	$7,220	$97,185	$3,794	$(3,490)	$188	$4,696	$(141)	$(82,726)	$26,726

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital	Share premium	Conversion option in convertible debentures	Capital reserve from available for sale financial assets	Capital reserve due to translation to presentation currency	Capital reserve from hedges	Capital reserve from share-based payments	Capital reserve from employee benefits	Accumulated deficit	Total equity
	Audited
	In thousands
Balance as of December 31, 2012	$7,204	$96,874	$3,794	$-	$(3,490)	$229	$4,614	$(141)	$(80,691)	$28,393
Net income	-	-	-	-	-	-	-	-	443	443

Other comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	-	(88)
Total comprehensive income (loss)	-	-	-	(27)	-	(73)	-	12	443	355
Exercise of warrants and options into shares	62	1,275	-	-	-	-	(752)	-	-	585
Issuance of ordinary shares, net of issuance costs	1,749	51,053	-	-	-	-	-	-	-	52,802
Conversion of convertible debentures into shares	186	7,898	(1,576)	-	-	-	-	-	-	6,508
Cost of share-based payment			-	-	-	-	1,327	-	-	1,327
Balance as of December 31, 2013	$9,201	$157,100	$2,218	$(27)	$(3,490)	$156	$5,189	$(129)	$(80,248)	$89,970

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months period Ended March, 31		Year Ended December 31,
2014	2013	2013
Unaudited		Audited
In thousands

Cash Flows from Operating Activities

Net income (loss)	$(3,122)	$(2,035)	$443

Adjustments to reconcile loss to net cash used in operating activities:

Adjustments to the profit or loss items:

Depreciation and amortization	663	823	3,001
Finance expenses, net	392	707	3,233
Cost of share-based payment	1,086	213	1,327
Taxes on income	23	24	24
Loss from sale of property and equipment	-	-	73
Change in employee benefit liabilities, net	(26)	20	121

	2,138	1,787	7,779
Changes in asset and liability items:

Decrease (increase) in trade receivables	5,236	4,840	(3,445)
Increase in other accounts receivables	(240)	(442)	(444)
Increase in inventories and long-term inventories	(6,681)	(3,230)	(1,182)
Decrease (increase) in deferred expenses	559	(111)	(1,231)
Increase in trade payables	2,241	538	1,579
Increase (decrease) in other accounts payables	(563)	(230)	264
Decrease in deferred revenues	(846)	(134)	(6,270)

	(294)	1,231	(10,729)

Cash paid and received during the period for:
Interest paid	(301)	(535)	(1,968)
Interest received	94	83	663
Taxes paid	(60)	(31)	(42)

	(267)	(483)	(1,347)

Net cash provided by (used in) operating activities	$(1,545)	$500	$(3,854)

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three months period Ended March, 31		Year Ended December 31,
2014	2013	2013
Unaudited		Audited
In thousands

Cash Flows from Investing Activities
Short-term investments	$(23,432)	$6,569	$1,732
Purchase of property and equipment	(616)	(1,274)	(5,643)
Proceeds from sale of property and equipment	-	-	8

Net cash provided by (used in) investing activities	(24,048)	5,295	(3,903)

Cash Flows from Financing Activities
Exercise of warrants and options into shares	-	173	562
Issuance expenses	-	(521)	-
Short term credit from bank and others, net	-	-	(12)
Proceeds from issuance of ordinary shares, net	-	-	52,953
Repayment of convertible debentures	-		(4,295)
Net cash provided by (used in) financing activities
	-	(348)	49,208
Exchange differences on balances of cash and cash equivalent	(203)	328	793

Increase (decrease) in cash and cash equivalents	(25,796)	5,775	42,244

Cash and cash equivalents at the beginning of the year	59,110	16,866	16,866

Cash and cash equivalents at the end of the period	$33,314	$22,641	$59,110

Significant non-cash transactions

Issuance expenses accrued in other accounts payable	$-	$100	$151

Exercise of options presented as liability	$-	$23	$23

Exercise of convertible debentures into shares	$7	$-	$6,508

The accompanying Notes are an integral part of the Consolidated Financial Statements.

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1:-	General

These Financial Statements have been prepared in a condensed format as of March 31, 2014 and for the three months then ended ("interim consolidated financial statements").

These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2013 and for the year then ended and the accompanying notes ("annual consolidated financial statements").

Note 2:-	Significant Accounting Policies

a.	Basis of preparation of the interim consolidated financial statements:

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

Note 3:-	Operating Segments

a.	General:

The company has two operating segments, as follows:

Proprietary Products	-	Medicine development, manufacture and sale of plasma-derived therapeutics products.

Distribution	-	Distribution of drugs in Israel manufacture by other companies for clinical uses, most of which are produced from plasma or its derivatives products.

b.	Reporting on operating segments:

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period Ended March 31,2014

Revenues	$7,421	$5,766	$13,187

Gross profit	$2,418	$844	3,262

Unallocated corporate expenses			(5,969)
Finance expenses, net			(392)

Loss before taxes on income			$(3,099)

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 3:-	Operating Segments (Cont.)

	Proprietary Products	Distribution	Total
	In thousands
	Unaudited
Three months period Ended March 31,2013

Revenues	$8,060	$4,536	$12,596

Gross profit	$3,498	$697	4,195

Unallocated corporate expenses			(5,499)
Finance expenses, net			(707)

Loss before taxes on income			$(2,011)

	Proprietary Products	Distribution	Total
	In thousands
	Audited

Year Ended December 31, 2013

Revenues	$50,658	$19,965	$70,623

Gross profit	$23,554	$2,853	$26,407

Unallocated corporate expenses			(22,707)
Finance expenses, net			(3,233)

Income before taxes on income			$467

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments

a.	Classification of financial instruments by fair value hierarchy

Financial assets measured at fair value

	Level 1	Level 2
	In thousands
March 31, 2014
Derivatives instruments qualified for hedging	$-	$117
Marketable securities at fair value through profit or loss:
Equity shares	1,051	-
Mutual funds	2,290	-
Exchange traded notes	79	-
Debt securities (corporate and government)	8,786	-
	12,206	117

Available for sale debt securities (corporate and government)	$-	$26,605

	$12,206	$26,722
March 31, 2013
Derivatives instruments qualified for hedging	$-	$256
Marketable Securities (Mutual funds) at fair value through profit or loss	5,332	-
	$5,332	$256
December 31, 2013
Derivatives instruments qualified for hedging	$-	$208
Marketable securities at fair value through profit or loss:
Equity shares	237	-
Mutual funds	469	-
Exchange traded notes	308	-
Debt securities (corporate and government)	4,678	-
	5,692	208

Available for sale debt securities (corporate and government)	$-	$9,375

	$5,692	$9,583

Liabilities for which fair values are disclosed

Level 1
In thousands
March 31, 2014
Convertible debentures	$25,763

March 31, 2013
Convertible debentures	$34,402

December 31, 2013
Convertible debentures	$24,637

KAMADA LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 4:-	Financial Instruments (Cont.)

During the three months ended on March 31, 2014 there was no transfer due to the fair value measurement of any financial instrument from Level 1 to Level 2, and furthermore, there were no transfers to or from Level 3 due to the fair value measurement of any financial instrument.

Note 5:-	Significant events during the period

a.
The Company has undertaken certain activities to increase the production capacity of its manufacturing facility in Beit Kama. A request for approval of these adjustments from the FDA was filed. In March 2013 the FDA responded to this request by requesting additional data prior to its approval of the new manufacturing process. The Company recently provided the additional information required by the FDA. The Company believes that it is probable that approval by the FDA of the new manufacturing process will be obtained during the second half of 2014. The Company is periodically reassessing the probability to obtain the FDA approval and the remaining shelf life of such inventory, to determine whether the net realizable value is lower than cost.  As of March 31, 2014, the Company had inventories produces under the new process in the amount of $10.6 million.

b.
On January 28, 2014, General Meeting of Shareholders of the Company approved the grant of 180,000 options to the Company’s directors and the grant of 150,000 options for the Company’s chief executive officer exercisable into 330,000 ordinary shares at an exercise price of NIS 56.94. The fair value of the options was estimated at $1.8 million. The Shareholders also approved an increase in CEO monthly fixed salary to NIS 93,000 or $26,793.

c.	On January 29, 2014 the company incorporated a subsidiary registered under the laws of England and Wales named "Kamada Biopharma Limited".